Exhibit 99.1

ATTUNITY LTD.
__________________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, DECEMBER 27, 2017
_________________________

 To the Shareholders of Attunity Ltd. (“we”, “Attunity” or the “Company”):

We cordially invite you to the 2017 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Wednesday, December 27, 2017, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, for the following purposes:

1.	To reelect three directors;

2.	To reelect Ms. Tali Alush-Aben as an external director for a period of three years;

3.	To approve amendments to our Compensation Policy for Executive Officers and Directors;

4.
To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company for a term of three years, and a related amendment to the Articles of Association of the Company;

5.	To approve modifications to the terms of equity-based compensation granted to our non-employee directors;

6.	To approve the terms of an annual performance bonus for 2018 to the Chairman and Chief Executive Officer of the Company;

7.	To approve the grant of equity-based compensation for 2018 to the Chairman and Chief Executive Officer of the Company;

8.	To approve the grant of a special long-term performance-based equity grant to the Chairman and Chief Executive Officer of the Company;

9.	To approve an amended form of indemnity letter to be issued by the Company in favor of its directors and officers; and

10.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2016 will be reviewed and considered at the Meeting.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on November 21, 2017 are entitled to notice of and to vote at the Meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By order of the Board of Directors,

SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer	DROR HAREL-ELKAYAM Chief Financial Officer & Secretary

November 28, 2017

IMPORTANT NOTICE:
The Notice of the Meeting, proxy statement and proxy card are available at http://www.proxyvote.com

- ii -

_________________

ATTUNITY LTD.

16 Atir Yeda Street, Kfar-Saba, Israel
__________________________

PROXY STATEMENT
__________________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd. (“we”, “Attunity” or the “Company”) to be voted at the 2017 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Wednesday, December 27, 2017, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 30, 2017.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd. and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

•	the “SEC” are to the United States Securities and Exchange Commission.

On November 1, 2017, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.513 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

PURPOSE OF THE MEETING

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To reelect three directors;

2.	To reelect Ms. Tali Alush-Aben as an external director for a period of three years;

3.	To approve amendments to our Compensation Policy for Executive Officers and Directors;

4.
To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company for a term of three years, and a related amendment to the Articles of Association of the Company;

5.	To approve modifications to the terms of equity-based compensation granted to our non-employee directors;

6.	To approve the terms of an annual performance bonus for 2018 to the Chairman and Chief Executive Officer of the Company;

7.	To approve the grant of equity-based compensation for 2018 to the Chairman and Chief Executive Officer of the Company;

8.	To approve the grant of a special long-term performance-based equity grant to the Chairman and Chief Executive Officer of the Company;

9.	To approve an amended form of indemnity letter to be issued by the Company in favor of its directors and officers; and

10.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2016 will be reviewed and considered at the Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

RECORD DATE; QUORUM; VOTING RIGHTS ETC.

Record Date

Only holders of record of our ordinary shares, par value (nominal value) NIS 0.40 per share, as of the close of business on November 21, 2017 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 21, 2017, there were outstanding 17,253,811 ordinary shares.  Each ordinary share entitles the holder to one vote.

Quorum

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Wednesday, January 3, 2018 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary, not later than 10 days prior to the meeting date. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.
Voting Process

If you are a shareholder of record, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions on how to vote your shares from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

SECURITY OWNERSHIP BY CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, to our knowledge, as of November 21, 2017 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by all of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,730,835	(3)	9.8%
Yelin Lapidot	1,187,180	(4)	6.9%
Ron Zuckerman	840,894	(5)(6)	4.9%
Directors and Officers as a group (consisting of 11 persons)*	3,220,629	(7)	18%

*	Except for Messrs. Alon and Zuckerman, each of our directors and executive officers beneficially own less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units, or RSUs, currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 17,253,811 shares issued and outstanding as of November 21, 2017. This figure of outstanding ordinary shares (i) excludes 679,920 ordinary shares issuable upon the vesting of RSUs and (ii) excludes employee stock options to purchase an aggregate of 1,513,594 ordinary shares at a weighted average exercise price of approximately $9.59 per share, with the latest expiration date of these options being January 29, 2023 (of which, options to purchase 1,199,051 of our ordinary shares were exercisable as of November 21, 2017). In general, the stock options and RSUs vest over a period of three years after the grant date.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,394,709 ordinary shares; and (ii) 336,126 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $5.67 to $12.42 per ordinary share. These options expire between December 22, 2017 and December 29, 2022. The business address of Mr. Alon is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel.

(4)
This information is based on information provided in the Schedule 13G filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd. (collectively, “Yelin Lapidot”) on September 5, 2017, or the YL Schedule 13G. According to the YL Schedule 13G, Yelin Lapidot has shared voting and investment power with respect to these shares and disclaims beneficial ownership thereof. The business address of Yelin Lapidot is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(5)
Mr. Zuckerman is currently a member of our Board of Directors. Includes (i) 820,894 ordinary shares; and (ii) 20,000 ordinary shares issuable upon exercise of stock options at exercise price of $10.29 per ordinary share. These options expire on December 30, 2020. Excludes the Bonale Shares (see footnote 6 below). The business address of Mr. Zuckerman is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

(6)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012, or the Zuckerman Schedule 13D, Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,725 ordinary shares, which represent approximately 2.44% of our outstanding ordinary shares, or the Bonale Shares. According to the Zuckerman Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(7)
Includes (i) 2,554,960 ordinary shares; and (ii) 665,669  ordinary shares issuable upon exercise of stock options at an exercise price ranging from $2.76 to $12.42 per ordinary share. These options expire between December 22, 2017 and December 29, 2022. For the sake of clarity, the Bonale Shares are not included.

________________________________

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this proxy statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.  These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in Attunity’s Annual Report on Form 20-F and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*PROPOSALS FOR THE 2017 ANNUAL GENERAL MEETING*

ITEM 1 — REELECTION OF THREE DIRECTORS
(Item 1 on the Proxy Card)

 Background

Our directors, other than the external directors (see below), are elected at each annual meeting of shareholders.  We are presenting three (3) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item, the size of our Board of Directors will be five (5) directors (including two external directors) as Mr. Ron Zuckerman will be stepping down from his directorship after completing over thirteen years of service as a director for the Company. Consistent with Nasdaq Marketplace Rules, or the Nasdaq rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable Nasdaq rules. Our Audit Committee and Board of Directors have determined that, except for Mr. Alon, each of the nominees is independent within the meaning of the Israeli Companies Law and applicable Nasdaq rules.

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to these nominees if elected, see below under the caption “Executive Compensation” as well as Items 3 and 5-9 of this proxy statement. Such information is based upon the records of the Company and information furnished to it by the nominees.

Name	Age	Director Since	Position with the Company
Shimon Alon	67	2004	Chairman of the Board of Directors and Chief Executive Officer
Dov Biran	65	2003	Director
Dan Falk (1)	72	2002	Director

(1)	Member of the Audit and Compensation Committees.

Shimon Alon was appointed Chairman of our Board of Directors in April 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

 Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a Director of Attunity. Dr. Biran is the founder and the Chief Executive Officer of Fitango Health, Inc. Prior thereto, Dr. Biran was the founder and President of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd. and an officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., M.B.A., and a Ph.D. in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd. and Ormat Technologies, Inc. He holds a B.A. degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except to the extent described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

 Executive Compensation

You should read the below summary together with Items 3 and 5-9 of this proxy statement.

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In December 2016, our shareholders approved the renewal of the compensation policy for our executive officers and directors, or the Compensation Policy. The Compensation Policy was designed to correlate executive compensation with Attunity’s objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2016 - All directors and executive officers as a group, consisting of 11 persons for the year ended December 31, 2016	$2,131,000	$383,000
2015 - All directors and executive officers as a group, consisting of 10 persons for the year ended December 31, 2015	$1,921,000	$318,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2016, we granted to our directors and officers:

•
options to purchase, in the aggregate, 132,278 ordinary shares at a weighted average exercise price per share of $5.66. The options, which vest over a period of three years after the grant date, expire in 2022. The weighted average fair value of these options as of the grant date was $3.00 per option; and

•
98,000 ordinary shares issuable upon the vesting of outstanding RSUs, which vest over a period of three years after the grant date. The weighted average fair value of these RSUs as of the grant date was $8.21 per RSU.

For a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Notes 2(o) and 10(b) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 1, 2017 (together with the amendment thereto filed with the SEC on March 6, 2017, the “Annual Report”) and Item 6E of the Annual Report.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated "office holders" during or with respect to the year ended December 31, 2016. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)		Equity-Based Compensation (4)		All Other Compensation (5)		Total
	(Dollars in thousands)*
Shimon Alon, Chairman of the Board and Chief Executive Officer	338	151	(6)	521	(7)	168	(8)	1,178
Mel Passarelli, Executive Vice President, North American Operations	200	209		183		61		653
Paul Kelly, Executive Vice President of Sales EMEA	171	183		159		99		612
Itamar Ankorion, Chief Marketing Officer	181	150		172		60		564
Dror Harel-Elkayam, Chief Financial Officer	183	29		215		96		524

*
Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.84 per $1.00 and of GBP 1.36 per $1.00, which reflect the average applicable conversion rates for 2016.

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)	Reflects the annual gross salary of the Covered Executive.

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, such bonuses are based upon (i) for the Chief Executive Officer, see footnote 6 below; (ii) for the other executive officers, achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, and in any event, not to exceed the amount of 250% of annual base salary of such executive; and (iii) with respect to the Chief Financial Officer, the milestones and criteria for the annual bonus consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget and are subject to target thresholds within each metric and ranges of bonus payout.

(4)
Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Notes 2(o) and 10(b) to our consolidated financial statements included in our Annual Report. All of the awards were in the form of stock options (which expire six years after the grant date), RSUs or ordinary shares, and were made pursuant to one of our equity incentive plans.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments (including for certain travel related payments), and other benefits and perquisites consistent with Attunity’s guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses, except related taxes; (ii) Company contributions for the benefit of the Covered Executive to (a) our Managers Insurance Policy in the amount of 15.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) our Education Fund in the amount of 7.5% of the Covered Executive’s gross salary; (iii) up to 23 days paid vacation per year; (iv) up to 10 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; (v) a notice period of up to twelve months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (vi) certain benefits in connection with a change of control of the Company, such as accelerated vesting of equity-based awards and/or extended period of up to twelve months of termination.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders, (i) for the year 2016, Mr. Alon was entitled to an annual bonus that will not exceed the NIS equivalent of approximately $246,000 gross (for 100% achievement of the applicable metric) or approximately $344,000 (for overachievement of 120% or more), and (ii) for each of the years 2017 and 2018, Mr. Alon will be entitled to an annual bonus that will not exceed the NIS equivalent of approximately $246,000 gross (for 100% achievement of the applicable metric) or approximately $344,000 (for overachievement of 120% or more). In general, the annual bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones and criteria for the annual bonus for the years 2016 through 2018, consist of several performance metrics (namely, annual revenue and profitability metrics), which are tied to our annual budget for the applicable year and are subject to target thresholds within each metric and ranges of bonus payout.

(7)
As approved by our shareholders, Mr. Alon was entitled, on the date of the annual meeting of shareholders for each of 2013, 2014, 2015 and 2016, to a grant of options to purchase a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, at an exercise price equal to the average market price of the shares in the 30 trading days prior to the applicable grant date. The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, may not exceed the NIS equivalent of approximately $1,107,000, or the Cap, which is the equivalent of three times Mr. Alon’s annual base salary per year of vesting, on a linear basis. (i.e., if the fair market value on the applicable grant date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap). Consistent with the foregoing, on December 26, 2013, December 30, 2014, December 30, 2015 and December 29, 2016, we granted Mr. Alon options to purchase 93,338 ordinary shares at an exercise price equal to $8.55 per share, 119,185 ordinary shares at an exercise price equal to $9.87 per share, 129,265 ordinary shares at an exercise price equal to $12.42 per share, and 112,278 ordinary shares at an exercise price equal to $5.67 per share, respectively. One third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will fully accelerate upon certain change of control events, as defined in Mr. Alon’s employment agreement.

(8)
In the event of termination of Mr. Alon’s employment for any reason (other than (1) termination by the Company for cause, i.e., in circumstances where he would not be entitled to severance pay under Israeli law, or (2) resignation at any time without providing the Company with the required prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment, consistent with Attunity’s practices, including a tax gross-up for certain travel related payments.

Compensation of Non-Employee Directors

Our non-employee directors, including external directors, receive an annual fee of $15,000 and attendance fees of NIS 1,650 per meeting (equivalent to approximately $470 per meeting attended, linked to the Israeli Consumer Price Index).

According to the Compensation Policy, non-employee directors may be granted equity based compensation which shall vest over a period of at least three years, and having a fair market value (determined at the time of grant according to acceptable valuation practices) that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each director. Consistent with the Compensation Policy, each of our non-employee directors who may serve from time to time, including our external directors, are currently entitled to be granted options, as follows:

•	options to purchase 20,000 ordinary shares every three years for which such non-employee director holds office, which vest in three equal annual installments;

•
an exercise price equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires (unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law) will be accelerated and become fully vested and exercisable for a period of 180 days thereafter.

All option grants to our directors are made pursuant to one of our equity incentive plans and expire six years after the grant date.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our Board of Directors.

Change of Control Arrangements

Some of our executive officers as well as some of our key employees are entitled to (1) accelerated vesting of the ordinary shares subject to outstanding options and other equity-based grants in connection with a change in control of the Company and (2) an extended period of up to twelve months of termination notice in connection with a termination of employment within one year following a change in control of the Company.

Indemnification and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law, including exculpation from the duty of care, by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $167,000.

ITEM 2 – REELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel, such as Attunity, to appoint at least two external directors, except that, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including the Nasdaq, and which do not have a controlling shareholder, such as Attunity, may (but are not required to) elect to opt out of the requirement to maintain external directors or retain external directors and opt out of the composition requirements under the Israeli Companies Law with respect to either or both of the audit and compensation committees. After considering this matter, we have decided not to elect to opt out of any such requirements at this time, except to allow Mr. Falk, an independent director and our designated audit committee financial expert, as that term is defined in Item 16A of Form 20-F, to serve as the chairman of our Audit Committee.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, any “affiliation” (i) with the company, the company’s controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Attunity, with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term affiliation includes: an employment relationship; a business or professional relationship; control; and service as an "office holder", excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Capital Market, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

In addition, pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

For additional information about the legal requirements that apply to external directors, please see Item 6C of our Annual Report.

Ms. Tali Alush-Aben was elected as an external director of the Company in December 2014 for a third three-year term that expires in the Meeting. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the Meeting to reelect Ms. Alush-Aben as an external director for an additional term of three years. In addition, our Audit Committee and Board of Directors confirmed that, in light of Ms. Alush-Aben’s expertise and special contribution to the work of the Board of Directors and its committees, her reelection at the Meeting would be beneficial to the Company.

The Company has received a declaration from the candidate, confirming her qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that the candidate satisfies the requisite “professional qualifications” described above. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to such nominee, if elected, see in Item 1 above under the caption “Executive Compensation” as well as Items 3 and 5 of this proxy statement. A brief biography of the nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Tali Alush-Aben, 54, has been an external director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies. Prior to joining Gemini, she served as Marketing Director of RadView Ltd., then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. She holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel-Aviv University.

The Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Tali Alush-Aben be elected as an external director of Attunity for an additional term of three years.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of our outstanding shares.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder.  A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with a controlling shareholder. However, as of the record date and as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law and, consequently, the Company is not aware of any shareholder that should indicate it has such a personal interest.

Since all of the Company’s shareholders are expected to confirm the same and to avoid confusion, the enclosed form of proxy includes a certification that you are NOT a "controlling shareholder" and do NOT have a "personal interest" in this matter as a result of your relationship with a controlling shareholder – Please confirm the same by checking the "CONFIRMED" box in Item 2a of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

The Board of Directors recommends a vote FOR the reelection of the said nominee.

External Directors Continuing in Office

Gil Weiser, who was elected as external director of the Company to serve until December 2019, continues to serve the Company as an external director. A brief biography of this director follows.

Gil Weiser, 76, has been an external director since December 2010. Mr. Weiser currently serves as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd. from August 2006 to June 2010, and as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc. and as Chief Executive Officer of Digital (DEC Israel) from 1978 to 1993. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a B.Sc. degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

ITEM 3 – AMENDMENTS TO COMPENSATION POLICY
(Item 3 on the Proxy Card)

Background

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, are required to adopt a policy governing the compensation of "office holders" (as defined above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted by the shareholders.

Pursuant to the Israeli Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders, in that order, and if the term of the compensation policy if for more than three years, it must be re-approved in such manner every three years. In December 2016, our shareholders approved the renewal of our Compensation Policy.

Our Compensation Committee is currently composed of Ms. Alush-Aben, the chairman of the committee, Mr. Gil Weiser and Mr. Dan Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for compensation committee members.

Proposed Amendments to the Compensation Policy

Our Board of Directors approved, following the recommendation of the Compensation Committee, several amendments to the Compensation Policy, as set forth in Appendix A hereto, including the following proposed amendments:

•	add that the vesting period for performance-based equity grants will be between one to four (4) years;

•
following a recent amendment to the Companies Law, whereby the requirement that variable components of compensation payable to officers must be based on measurable criteria was canceled (other than with respect to the chief executive officer), remove such requirement from the Compensation Policy;

•
provide that the Company may purchase directors’ and officers’ liability insurance policy with respect to (i) specific events, such as public offerings, and (ii) periods of time following expiration of existing insurance coverage, such as “run-off” coverage; and

•	clarify that the compensation recovery, or so-called "clawback" provisions of the Policy, apply also to performance-based equity grants.

In approving the amended Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; an office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

The foregoing description of the proposed amendments to the Compensation Policy is only a summary and is qualified by reference to the full text thereof, a copy of which is attached as Appendix A hereto.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the amended Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the Company's Proxy Statement for the 2017 Annual General Meeting."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law, see Item 2 above) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, our office holders (other than Mr. Zuckerman who will not continue as a director following the Meeting) are deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 3 by checking the "YES" box in Item 3a of the proxy card. If you do have a personal interest in Proposal 3, check the "NO" box in Item 3a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 4 — CHAIRMAN AND CEO CONCURRENT OFFICE
(Item 4 on the Proxy Card)

Background

Concurrent Office. According to Sections 95(a) and 121(c) of the Israeli Companies Law, the chairman of the board of directors of a public company is permitted to serve also as the chief executive officer only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and, as approved by our shareholders, most recently in 2014, also serves as our Chief Executive Officer.

Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Alon to continue to act as both the Chairman of our Board and our Chief Executive Officer in light of, among others, Mr. Alon’s experience, leadership skills and familiarity with the Company’s business. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors. Mr. Alon is not entitled to any additional compensation for his service as Chairman of our Board of Directors. Even if this matter is approved, Mr. Alon, if nominated as chairman by our Board of Directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders.

Amendment to Article 71(a). According to Article 71(a) of our Articles of Association, the approval of the concurrent office of a chairman and chief executive officer requires shareholder approval by two-thirds (2/3) of the shares voted by shareholders who are not controlling shareholders. However, in 2016, an amendment to Section 121(c) of the Companies Law changed the requisite majority from two-thirds (2/3) of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" (as such terms are defined in the Companies Law) in the matter to a majority of the shares voted by such disinterested shareholders. Accordingly, we also propose to amend Article 71(a) of our Articles of Association, by removing such requirement, such that, going forward, the requisite majority will be consistent with the Companies Law. The text of the proposed amendment to Article 71(a) is attached as Appendix B hereto.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

”RESOLVED, (i) to authorize Shimon Alon to serve as both the Company’s Chairman of the Board and Chief Executive Officer for a three-year term following the date hereof, and (ii) that Article 71(a) of the Articles of Association of the Company be amended as set forth in Appendix B to the Company's Proxy Statement for the 2017 Annual General Meeting; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

Required Vote

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution, provided that the shares voting in favor of such resolution include at least two-thirds (2/3) of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter (as such terms are defined in the Companies Law, see Item 2 above).

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 4 by checking the "YES" box in Item 4a of the proxy card. If you do have a personal interest in Proposal 4, check the "NO" box in Item 4a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 — EQUITY-BASED COMPENSATION TO NON-EMPLOYEE DIRECTORS
(Item 5 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based awards, of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

According to our Compensation Policy, non-employee directors may be granted equity-based compensation which vest over a period of at least three years, and having a fair market value (determined at the time of grant according to acceptable valuation practices) that will not exceed for each director, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000. As more fully described under "Executive Compensation" above, consistent with the Compensation Policy, our current policy is that each of our non-employee directors who may serve from time to time, including our external directors, are granted options to purchase 20,000 ordinary shares every three years for which such non-employee director holds office.

Proposed Equity-Based Grants

Our Compensation Committee and Board of Directors have determined to revise the current equity-based award policy for non-employee directors, such that, subject to approval of our shareholders, each of our non-employee directors, who may serve the Company from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will receive the following equity-based grants:

•	Grant Date: An annual grant to be made on or about the date of each annual meeting of shareholders (if the director's term ends at such meeting, only if he is being reelected).

•	Value: The fair market value of each annual grant will be equal to $35,000.

•
Type of Grant: Combination of RSUs and stock options, of which (i) 50% of the aforesaid value (i.e., $17,500) of each grant being made in stock options (with an exercise price per share equal to an average price per share during the 30 trading days preceding the grant) and (ii) 50% of the aforesaid value (i.e., $17,500) in RSUs (the number of RSUs calculated by using an average price per share during the 30 trading days preceding the grant).

•
Maximum RSUs: Maximum number of shares to be issued under the RSUs grant will be (x) $17,500 divided by (y) the average price per share during the 30 trading days preceding the grant on the initial Grant Date multiplied by 90%.

•
Termination: The portion of outstanding stock options and RSUs that is scheduled to vest during the year at which the director’s service with us is terminated or expires, will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation (other than resignation due to health conditions) or the director was terminated due to one of the causes set forth in the Companies Law.

•	Other: All other terms and conditions in connection with the above equity-based awards shall be as set forth in the Company’s 2012 Stock Incentive Plan, as amended.

Notwithstanding the foregoing, Mr. Weiser, whose three-year term is scheduled to expire in December 2019 and, pursuant to the current equity-based award policy, has already received a three-year grant in December 2016, will be entitled to receive an additional grant of RSUs and options on or about the date of the Meeting (as well as in the next annual general meeting) to compensate him for the difference in value between his current unvested grant and the new proposed grant described above, for each of 2018 and 2019, such that he will be granted a partial number of RSUs and options, calculated based on the difference between the fair market value (calculated on the date of the grant) of the unvested options granted to him in December 2016 and the value of the current proposed grant to other non-employee directors, so as to provide him the same level of equity award as the other non-employee directors.

Pursuant to regulations promulgated under the Companies Law, we generally may not change the terms of compensation of an external director during his or her term, except when a new external director is elected and only if such revised terms are for the benefit of the continuing external director.  Accordingly, the following resolution, with respect to Mr. Weiser, our continuing external director, is also subject to the election of Ms. Tali Alush-Aben (see Item 2 above).

By way of example of the foregoing, if the proposed modification to our equity-based award policy to non-employee directors is adopted, and assuming an average price per share during the 30 trading days prior to the Meeting of $7.50, each of our non-employee directors, including Ms. Alush-Aben, will be entitled (subject to their reelection at the Meeting) to receive, on or about the date of the Meeting, a grant of 4,461 stock options at an exercise price per share of $7.50 and 2,334 RSUs, except that Mr. Weiser will receive only 2,413 stock options (at the same exercise price) and 1,262 RSUs.

For the sake of clarity, in the event that the proposed resolution shall not be adopted, then the stock options policy to non-employee directors and the grants of stock options thereunder, shall continue unchanged.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed changes to the equity-based award policy to non-employee directors, including the grant of equity-based awards thereunder, as described in Item 5 of the Company's Proxy Statement for the 2017 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law, see Item 2 above) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, our office holders (other than Mr. Zuckerman who will not continue as a director following the Meeting) are deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 5 by checking the "YES" box in Item 5a of the proxy card. If you do have a personal interest in Proposal 5, check the "NO" box in Item 5a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 6 — CEO 2018 ANNUAL PERFORMANCE BONUS
(Item 6 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of an annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

In December 2015, our shareholders approved milestones and criteria for the payment of annual performance bonus to Mr. Shimon Alon, our Chief Executive Officer, for 2016, 2017 and 2018. Our Compensation Committee and Board of Directors have determined to increase the on-target bonus and to modify some of the other criteria of the annual performance bonus for 2018 as described below. In approving such modified 2018 annual performance bonus, our Compensation Committee and Board of Directors considered various factors, including, among other things, the other elements of compensation payable to him (including the proposals in Items 7 and 8 herein), the fact that Mr. Alon's base salary and annual performance bonus has not been increased since January 2015, and that the Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, and the other factors set forth in the Companies Law and in our Compensation Policy.

Proposed 2018 Annual Performance Bonus

The changes approved by our Compensation Committee and Board of Directors are as follows:

•	Annual Bonus: Increase from NIS 864,000 (equivalent of approximately $246,000) to NIS 950,400 (equivalent of approximately $271,000) for 100% achievement of the applicable metrics.

•	Annual weighting of metrics:

o
Revenues: Achievement of the revenues target set in the annual budget of the Company approved by the Board of Directors for the applicable fiscal year (the "Annual Budget") will entitle our Chief Executive Officer to between 65% to 80% of the annual bonus, which percentage shall be further determined by our Compensation Committee no later than approval date of the Annual Budget; and

o
Profitability: Achievement of the non-GAAP operating income target set in the Annual Budget will entitle our Chief Executive Officer to between 20% to 35% of the annual bonus, which percentage shall be further determined by our Compensation Committee no later than approval date of the Annual Budget.

•
Target thresholds within each of the aforesaid revenues and profitability metrics and ranges of bonus payout (out of the applicable portion of the annual bonus assigned to such metric) have changed as follows:

Current:

Achievement/Overachievement of the Revenue/Profitability Targets	Bonus Payment/Payout Percentage (straight line between steps)
0 < 80%	0%
80%	65%
90%	80%
100%	100%
110%	120%
120% or more	140%

Proposed:

Achievement/Overachievement of the Revenue/Profitability Targets	Bonus Payment/Payout Percentage (straight line between steps)
0 < 85%	0%
85%	50%
90%	75%
95%	85%
100%	100%
110%	120%
120% or more	140%

All of the other terms approved by our shareholders in December 2015 for the 2018 annual performance bonus remain unchanged, including the following:

•	Cap: Not more than 140% of the Annual Bonus (for overachievement of 120% or more).

•
Payments: Other than payments on account of overachievement (which are payable only following release of our financial results for the applicable full year), the annual bonus shall be paid on a quarterly basis, based on the achievement of the applicable targets, measured on an accumulated basis and allocated evenly for each quarter (i.e., for each quarter, up to 25% of the Annual Bonus will be payable upon on-target achievement of the quarterly target in the Annual Budget, on an accumulated basis, but, for the sake of clarity, if a target threshold for  revenue or profitability metrics for the applicable quarter is not achieved, then no quarterly payment shall be made for that metric in the applicable quarter). In case of any overpayment of bonus, which may occur as a result of fluctuations in quarterly results compared to the Annual Budget, will be repaid promptly.

•
Adjustments: Our Board of Directors, following recommendation and approval of our Compensation Committee, may adjust the annual targets set in the Annual Budget in case of one-time events (such as acquisitions) that may occur during the relevant fiscal year.

For details regarding other terms of compensation of Mr. Alon, see under "Executive Compensation" above and Items 7 and 8 herein. For details about Mr. Alon’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

It should be noted if this proposal is not approved at the Meeting, the milestones and criteria for the 2018 annual performance bonus, as approved by our shareholders in December 2015, will remain unchanged, unless otherwise determined by our Compensation Committee and Board of Directors.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the 2018 annual performance bonus of the Chief Executive Officer, as described in Item 6 of the Company’s Proxy Statement for the 2017 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law, see Item 2 above) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 6 by checking the "YES" box in Item 6a of the proxy card. If you do have a personal interest in Proposal 6, check the "NO" box in Item 6a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 7 — CEO 2018 EQUITY-BASED COMPENSATION
(Item 7 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based awards, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

The Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, Mr. Shimon Alon. As described under "Executive Compensation" above, in the past several years, Mr. Alon was granted stock options pursuant to the terms and formula approved by our shareholders, that essentially provided for the grant of stock options exercisable into a number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st  of each year.

In light of the foregoing and in recognition of, among other things, the importance and contribution of Mr. Alon to the Company, the other elements of compensation payable to him (including the proposals in Items 6 and 8 herein), the fact that Mr. Alon's base salary and annual performance bonus has not been increased since January 2015, and that the Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, and the other factors set forth in the Companies Law and in our Compensation Policy, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, the grant of RSUs and stock options to Mr. Alon (such that the total number of ordinary shares underlying these equity-based awards remains at 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1, 2017), as follows (i.e., a one-time grant at the Meeting):

•	Grant Date: The date of the annual meeting of shareholders for 2017 (i.e., the Meeting).

•
Number of Options: Stock options exercisable into 95,308 ordinary shares, representing 0.49% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1, 2017, rounded down to the whole share.

•	Number of RSUs: 40,846 RSUs, representing 0.21% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1, 2017, rounded down to the whole share.

•	Exercise Price of Options: Exercise price shall equal to the average price per share during the 30 trading days prior to the Grant Date.

•
Vesting: The stock options will vest within three years following the Grant Date, with one third vesting one year after the Grant Date and the balance vesting in eight equal quarterly installments. The RSUs will vest within three years following the Grant Date, in three equal annual installments. Vesting of these equity-based awards will fully accelerate upon certain change of control events, in accordance with Mr. Alon's current employment agreement.

•	Expiration: The options expire six years after the applicable Grant Date.

•
Cap: As outlined in our Compensation Policy, the fair market value of the proposed grant, as measured on the date of the grant, based on the Black-Scholes evaluation model, may not exceed the equivalent of three (3) years’ base salary of the CEO per year of vesting, on a linear basis (the “Cap”). Based on a price per share of $6.57, the sale price of our ordinary shares on Nasdaq on November 1, 2017, the fair market value of the grant (using, where applicable, the Black-Scholes model) for 2017, per each year of vesting is currently approximately $194,000, which is substantially below the Cap of approximately $1,107,000. For the sake of clarity, if the fair market value on the applicable Grant Date exceeds the Cap per year, the number of RSUs and options will be reduced so that it does not exceed the Cap.

•	Other: All other terms and conditions in connection with the above equity-based awards shall be as set forth in the Company’s 2012 Stock Incentive Plan, as amended.

For details regarding other terms of compensation of Mr. Alon, see under "Executive Compensation" above and Items 6 and 8 herein. For details about Mr. Alon’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of RSUs and stock options to the Chief Executive Officer, as described in Item 7 of the Company’s Proxy Statement for the 2017 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law, see Item 2 above) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 7 by checking the "YES" box in Item 7a of the proxy card. If you do have a personal interest in Proposal 7, check the "NO" box in Item 7a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 8 — CEO SPECIAL PERFORMANCE EQUITY-BASED COMPENSATION
(Item 8 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based performance awards, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Our ability to grow our revenues depends on many factors, including the motivation of our management team. In light of the foregoing, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, to grant selected officers a special performance equity-based award tied to such revenue goal. In this respect, and in recognition of, among other things, the importance and contribution of Mr. Alon to the Company, the other elements of compensation payable to him (including the proposals in Items 6 and 7 herein), the fact that Mr. Alon's base salary and annual performance bonus has not been increased since January 2015, and that the Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, and the other factors set forth in the Companies Law and in our Compensation Policy, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, the grant of RSUs to Mr. Alon, as follows (i.e., a one-time grant at the Meeting):

•	Grant Date: The date of the annual meeting of shareholders for 2017 (i.e., the Meeting).

•	Number of RSUs: Up to 40,000 RSUs, representing 0.20% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1, 2017, rounded down to the whole share.

•	Revenue Milestone: At least $100 million in annual revenues, as reflected in the Company's audited consolidated financial statements.

•
Vesting: If the Revenue Milestone is achieved during the year ending (i) December 31, 2019, all of the 40,000 RSUs shall become vested upon the public disclosure of the Company's audited consolidated financial statements for such year, (ii) December 31, 2020, 25,000 RSUs shall become vested upon the public disclosure of the Company's audited consolidated financial statements for such year (and the balance of 15,000 RSUs shall be canceled), and (iii) December 31, 2021 or thereafter, none of the RSUs will vest, and the entire grant shall be cancelled. However, vesting of these equity-based performance awards (i) is conditioned upon Mr. Alon being an employee or director of the Company as of the applicable vesting date, and (ii) will fully accelerate (regardless of achievement of the Revenue Milestone) upon certain change of control events, as defined in Mr. Alon's current employment agreement, other than if the change of control event occurs less than fifteen (15) months following the Grant Date.

•
Adjustments: Unless otherwise determined by our Board of Directors, following recommendation and approval of our Compensation Committee, if we make acquisitions during the applicable performance term (i.e., until December 31, 2020), then, for the sake of the calculation, the revenue of the acquired business that was generated in the trailing four full fiscal quarters prior to the acquisition, will be added to the Revenue Milestone.

•
Termination: Termination of employment (or service as director), for whatever reason, will not result in vesting acceleration of these awards nor vest during the post-termination adjustment period to which Mr. Alon is entitled, but, if vested prior thereto, shall be exercisable during such period.

•
Cap: As outlined in our Compensation Policy, the fair market value of the proposed grant, as measured on the date of the grant, may not exceed the Cap (as defined above). Based on a price per share of $6.57, the sale price of our ordinary shares on Nasdaq on November 1, 2017, the fair market value of the grant per each year of vesting is currently approximately $87,600, which is substantially below the Cap of approximately $1,107,000.

•	All other terms and conditions in connection with the above equity-based performance awards shall be as set forth in the Company’s 2012 Stock Incentive Plan, as amended.

For details regarding other terms of compensation of Mr. Alon, see under "Executive Compensation" above and Items 6 and 7 herein. For details about Mr. Alon’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

Important Note: The terms of the proposed special equity-based performance award (especially the Revenue Milestone and possible vesting dates thereof) should not be construed as any assurance or guidance as to the timing or the level of revenue for any particular period.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of the special equity-based performance award to the Chief Executive Officer, as described in Item 8 of the Company’s Proxy Statement for the 2017 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law, see Item 2 above) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 8 by checking the "YES" box in Item 8a of the proxy card. If you do have a personal interest in Proposal 8, check the "NO" box in Item 8a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 9 — AMENDED FORM OF D&O INDEMNITY LETTER
(Item 9 on the Proxy Card)

Background

The Israeli Companies Law and our Articles of Association permit the indemnification and exculpation of office holders of the Company. We have issued indemnification letters in favor of the Company’s directors and officers in a form that was approved by our shareholders in 2011.

In light of, among other things, the growth in our business since 2011 and the risks associated therewith, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, modifications and updates to such indemnification letters, in the form of the revised agreement attached as Appendix C hereto, to ensure that our directors and officers have indemnification to the fullest extent permitted by law. The revised indemnity letter includes several amendments, including the following:

•
increase the monetary cap limit on the total amount of indemnification that the Company undertakes towards its office holders from $10 million to the greater of: (i) 25% of the shareholders’ equity; (ii) $15 million; (iii) 50% of the coverage (including Side A) of the directors and officers insurance held by the Company at the end of each calendar year prior to the indemnifiable event; and (iv) solely in connection with a public offering, the aggregate amount of proceeds therefrom, as more fully set forth in Section 4 of the indemnity letter; and

•	add additional specific indemnifiable events, as more fully set forth in Exhibit A of the indemnity letter.

In approving the revised form of indemnity letter, our Compensation Committee and Board of Directors considered various factors, including, among others, the belief that providing indemnification to directors and officers is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and the Company, respectively, and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

It is hereby clarified that the approval at the Meeting of the revised form of indemnity letter for directors and officers should not be construed as preventing the Company from providing different indemnity letters to other persons, including its office holders (other than its directors and chief executive officer).

The foregoing description of the proposed amendments to the indemnity letter is only a summary and is qualified by reference to the full text thereof, a copy of which is attached as Appendix C hereto.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s undertaking to enter into an indemnification agreement with each of the Company’s office holders, substantially in the form of the agreement attached as Appendix C to the Company's Proxy Statement for the 2017 Annual Meeting, be, and the same hereby is, approved, including that for the purposes of the foregoing resolution, the term “office holders” shall include all present and future office holders (including external directors), as shall serve from time to time.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that, solely with respect to issuance of the indemnity letter to the Company's Chief Executive Officer, either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law, see Item 2 above) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter.

While it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal – Please confirm that you do you DO NOT have such "personal interest" in Proposal 9 by checking the "YES" box in Item 9a of the proxy card. If you do have a personal interest in Proposal 9, check the "NO" box in Item 9a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 10 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
 (Item 10 on the Proxy Card)

Background

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global (“EY”), as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, our shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. The following table sets forth, for each of the years indicated, the aggregate fees billed by EY and the percentage of each of the fees out of the total amount paid to them:

	Year Ended December 31,
	2015		2016
Services Rendered	Fees (in Dollars)	Percentages	Fees (in Dollars)	Percentages

Audit Fees (1)	$257,000	62%	$201,000	79%
Audit-Related Fees (2)	25,000	6%	-	-
Tax Fees (3)	120,700	29%	49,000	19%
All Other Fees (4)	14,200	3%	4,000	2%

Total	$416,900	100%	$254,000	100%

(1)
Audit fees consist of fees for professional services rendered by our principal accountant for the audit of our consolidated annual financial statements, including the audit of our internal control over financial reporting, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees relate to assurance and associated services performed by EY, including in connection with due diligence investigations.

(3)	Tax fees relate to services performed by the tax division of EY for tax compliance, planning and advice, including a transfer pricing study and other tax services associated with acquisitions.

(4)	Other fees relate to advisory services performed by EY in connection with employee benefits.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

REVIEW OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2016 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements as well as our Annual Report may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Any shareholder may receive a copy of the said Annual Report, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2017 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2018 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2018 (the "2018 AGM") will include (1) the election (or reelection) of three directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2017 and the Auditors’ Report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2018 AGM by submitting their proposals in writing to our Corporate Secretary at the following address: Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary.

For a shareholder proposal to be considered for inclusion in the 2018 AGM, our Corporate Secretary must receive the written proposal not less than 120 calendar days prior to the first anniversary of the AGM, i.e., no later than August 27, 2018; provided that if the date of the 2018 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2018 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company.

The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Attunity may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the 2018 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer and Secretary

November 28, 2017

APPENDIX A

Amendments to Compensation Policy
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

ATTUNITY LTD.

COMPENSATION POLICY

FOR

EXECUTIVE OFFICERS AND DIRECTORS

(As Amended on December ~~30, 2015~~[27], 2017)

ATTUNITY LTD.

Compensation Policy for Executive Officers and Directors

This Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or this "Policy") of Attunity Ltd., an Israeli company ("we", "Attunity" or the "Company"), was adopted by the Board of Directors of the Company (the "Board"), following the recommendation of the Company’s Compensation Committee (the "Compensation Committee" or the "Committee").

A.            Overview and Objectives

1.	Introduction

This Policy was adopted in accordance with the requirements of the Israeli Companies Law, 1999 (the “Companies Law”) and applies to the compensation arrangements of all "Executives," which, for purposes of this Policy, shall mean "Office Holders" (as such term is defined in the Companies Law), excluding, unless otherwise expressly indicated, the non-employee members of our Board (“Directors”).

2.	Our Objectives

We believe that compensation is a key element in our overall HR strategy to attract, retain, reward, and motivate highly skilled individuals who assist Attunity to reach its business and financial goals and otherwise enhance shareholder value. Accordingly, this Policy was designed to correlate executive compensation with Attunity's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance both in the short-term and the long-term.

In light of the foregoing, the main principles and objectives that underlie this Policy, include the following:

•	Compensation should be aligned with our long-term goals. Promoting the Company's goals and purposes, its work program and its policy with a long-term view;

•
Compensation should serve to attract and retain the best executives, while monitoring our business risks. Creating appropriate incentives to attract, retain, reward, and motivate highly skilled individuals while considering, among other things, our risk management practices. To that end, this Policy is designed, among others, to align the interests of the Executives with those of Attunity’s shareholders in order to enhance shareholder value and, at the same time, maintain appropriate balances, such as imposing limitations on cash bonus, commissions and equity based compensation (together, “Variable Pay”)  so as to ensure adequate control of risks;

•
Compensation should be appropriate for our business. Creating a compensation package that takes into account the Company's size and nature of operations, including in light of the Company's global nature with a global workforce;

•
Compensation should be competitive. Providing a competitive compensation package to attract, retain, reward, and motivate highly skilled individuals, including by providing increased rewards for superior individual and corporate performance; and

•
Compensation should be correlated to individual as well as to overall performance. With respect to Variable Pay, compensation should be based on the individual's contribution to achieving the Company's objectives and generating profits, with a long-term perspective and in accordance with the individual's role and contribution to the Company.

3.	Process and Elements of Compensation

The Compensation Committee shall determine the appropriate level of total compensation for each Executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in this Policy.

In setting compensation of an Executive, the Committee and the Board shall consider, among other things, the following factors:

•	the educational background, professional experience and accomplishments of the Executive;

•	his or her position, responsibilities and prior compensation arrangements;

•	compensation for comparably situated executives;

•	competitiveness with compensation of executives of similar companies;

•	the Executive's past performance and expected contribution to our future growth and profitability;

•
the proportion between (i) the Fixed and Variable Pay components of the Executive and (ii) the compensation of the Executive and that of other comparable employees in Attunity, as more fully described in Sections A-4 and A-5 below, respectively; and

•	any requirements prescribed by applicable law from time to time.

We intend  to provide fair and equitable compensation for our Executives by using various compensation elements and instruments, including base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement and termination of service arrangements.

4.	Ratio between Fixed and Variable Pay

In setting compensation of an Executive, we will attempt to balance the mix of Fixed Pay (base salary, benefits and perquisites) and Variable Pay in order to, among other things, appropriately incentivize Executives to meet Attunity's goals while considering, among other things, Attunity's risk management practices.

In light of the above, we have determined that the Variable Pay component out of the total compensation for Executives should not exceed 90%, measured on an annual basis1. Such ratio represents the optimal compensation mix desired by the Company; however, the actual ratio may vary based on performance.

5.	Executive-Employee Compensation Ratio

In the process of composing this Policy, we have examined the ratio between overall compensation of Executives and the average and median salaries of the other employees (including contractors and agency contractors), as well as the possible ramifications of such ratio on the work environment in Attunity in order to ensure, among other things, that levels of executive compensation (taking into account the location of such employees) will not have a negative impact on the positive work relations in our company.

In setting compensation of any Executive, we will attempt to maintain a ratio where the overall compensation of each Executive, including the CEO, compared to the average (and median) compensation of the overall compensation of the other employees (taking into account the location of such employees) will not have a negative impact on the positive work relations in our company.

B.            Base Salary, Benefits and Perquisites

1.	Base Salary

The base salary varies between Executives, and is individually determined according to, among other things, the performance, educational background, prior business experience, aptitude, qualifications, role and responsibilities of the Executive.

In addition, since a competitive base salary is essential to Attunity's ability to attract and retain highly skilled professionals, we seek to establish base salary that is competitive with executives of similar companies. Accordingly, we will utilize as a reference comparative market data, surveys, market practices and/or other means deemed appropriate by the Compensation Committee.

1 For purposes of computation of this ratio, (i) the total compensation excludes benefits and perquisites, and (ii) the variable component with respect to equity-based compensation reflects the fair market value at the date of grant.

2.	Benefits and Perquisites

The following benefits and perquisites may be granted to any Executive in order, among other things, to comply with local legal requirements:

•	Vacation;

•	Sick days;

•	Convalescence pay ('Dmey Havra’aa');

•	Monthly remuneration for a study fund ('Keren Hishtalmut');

•	Contribution on to a management insurance policy ('Bituach Menahalim') and/or a pension fund or similar arrangements;

•	Contribution for work disability insurance; and

•	Life and/or health insurance.

For the sake of clarity, any non-Israeli Executives may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

In addition, we may offer additional benefits and perquisites to Executives, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our standard policies and procedures.

C.            Cash Bonuses and Commissions

1.	Our Objective

A compensation in the form of cash bonus(es) and/or commissions that is payable upon meeting business goals is important in creating a correlation between  Executives' compensation and Attunity's objectives and business goals, such that both individual performance and overall company success are rewarded.

2.	Bonuses and Commissions

Our policy is to allow bonuses and commission upon the attainment of pre-set annual financial objectives and/or personal targets, pursuant to distinguishable terms for the following Executives' populations:

CEO

•
The bonus of the CEO will be based upon achievement of milestones and targets and the measurable results of the Company, as may be compared to our budget and/or work plan (including product roadmap or the like) for the relevant year.

•
Such measurable criteria will initially be determined on or about the commencement of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria:

-	financial results of the Company, including profits and revenues (total revenue, license revenue and/or other breakdowns), which may be measured on GAAP or Non-GAAP basis;

-	product releases;

-	software quality;

-	efficiency metrics;

-	internal and external customer satisfaction; and

-	execution of projects, etc.

•
A portion of the annual bonus (up to the limit, if any, permitted under the Companies Law) may be based on the achievement and performance of individual key performance indicators (KPIs) and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus for the CEO in each year, including for over-achievement, will not exceed 130% of the amount of the CEO's annual base salary.

Non-Sales Executives

•
The bonus of the Non-Sales Executives will be based upon achievement of milestones and targets and the measurable results of the Company, as may be compared to our budget and/or work plan (including product roadmap or the like) for the relevant year.

•
Such measurable criteria will initially be determined on or about the commencement of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria:

-	financial results of the Company, including profits and revenues (total revenue, license revenue and/or other breakdowns), which may be measured on GAAP or Non-GAAP basis;

-	product releases;

-	software quality;

-	efficiency metrics;

-	internal and external customer satisfaction; and

-	execution of projects, etc.

•
A portion of ~~up to 20% of~~ the annual bonus (up to the limit, if any, permitted under the Companies Law) may be based on the achievement and performance of individual key performance indicators (KPIs) and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus for any Non-Sales Executive in each year will not exceed 100% of the amount of the Executive's annual base salary.

Sales Executives

•
The bonus and/or commissions of the Sales Executives will be based upon achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company as a whole, as well as, in appropriate circumstances, other measurable criteria, in each case, as initially determined on or about the commencement of each fiscal year (or start of employment, as applicable).

•
A portion of ~~up to 20% of~~ the bonus and commissions (up to the limit, if any, permitted under the Companies Law) may be based on the achievement and performance of individual KPIs and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus and commissions for any Sales Executive in each year, including for over-achievement, will not exceed the amount of 250% annual base salaries.

3.	Board's Discretion; Special Bonuses

•
Executives may receive a special bonus based on distinguished personal achievement (as shall be determined by the Board, following recommendation and approval of the Compensation Committee). In addition, the Board may, in extraordinary market conditions, following recommendation and approval of the Compensation Committee, reduce the bonus and commissions to which an Executive would otherwise be entitled. However, in both cases, such increase or decrease may be by no more than 20% of the annual bonus and/or commission for the relevant year.

•	Where appropriate, we may also offer an Executive a "signing bonus" as an incentive to join the Company, not to exceed 20% of annual Total Compensation.

•	Executives may also receive a bonus in connection with a corporate transaction involving a change of control; provided such bonus will not exceed six (6) monthly salaries of the Executive.

•
For the sake of clarity, the Board, following recommendation and approval of the Compensation Committee, may adjust, at any time, targets and criteria in the event of M&As or other external exceptional events.

4.             Compensation Recovery ("Clawback")

•
In the event of an accounting restatement, Attunity shall be entitled to recover from any current Executive bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back.

•
The Compensation Committee may take such actions as it deems appropriate to allow the Company to enforce the aforesaid compensation recovery, it being understood that it may take into account the viability, including cost-effectiveness, of such enforcement actions, such as in the case of pursuing such rights against former Executives.

•	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

•
Nothing in this Section 4 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executives by virtue of applicable securities laws or other Company practices.

D.            Equity Based Compensation

1.	Our Objective

The equity based compensation for our Executives is designed to enhance the alignment between the Executives' interests and the interests of Attunity and its shareholders, and otherwise to strengthen the Executives’ retention and their motivation. In addition, since these equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity based compensation may be in a form of a mixture of various types of equity based instruments (whether performance-based or not), which includes, without limitation, stock options, restricted stock and restricted stock units.

2.	Guidelines for Awards

•
The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•
Equity based compensation for Executives shall vest over a minimum period of three (3) years, except that if such equity based compensation is performance-based (i.e., subject to meeting performance criteria or milestone(s), whether for company-wide, individual targets or otherwise), vesting may occur within a period of one (1) to four (4) years.

•
The fair market value of the equity based compensation for the Executives will be determined at the time of grant according to then acceptable valuation practices. Such fair market value, as measured at the time of the grant, shall not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of three (3) annual base salaries for each Executive.

•
A portion of the equity-based compensation (up to the limit, if any, permitted under the Companies Law) may be based on the achievement and performance of individual KPIs and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•
Consistent with the Company's equity incentive plans, the Board may, following approval by the Compensation Committee: (1) extend the period of time for which an award is to remain exercisable; and/or (2) make provisions with respect to the acceleration of the vesting period (i.e., notwithstanding any minimum vesting period) of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

3.	Compensation Recovery ("Clawback"). For the sake of clarity, Section C-4 shall apply, mutatis mutandis, to performance-based equity based compensation.

E.             Retirement and Termination of Service Arrangements

•
Attunity may provide an Executive a prior notice of termination of up to six (6) months, during which the Executive may be entitled to all or a portion of his or her compensation components, and to the continuation of vesting of his or her stock options or other equity based awards.

•
Attunity may provide an additional adaptation or transition period during which the Executive will be entitled to up to six (6) months (and in the case of CEO, up to one year) of base salary, benefits and perquisites. Additionally, the Board may, upon approval by the Compensation Committee, approve to extend the vesting of Executive's stock options or other equity based awards during such period. In this regard, the Compensation Committee and Board shall take into consideration the Executive's term of employment, the Executive's compensation during employment with the Company, the Company's performance during such period, the contribution of the Executive in achieving the Company's goals, and the circumstances of the termination.

•
Attunity may also provide an additional retirement grant for appropriate Executives who served the Company for more than 10 years, provided the costs thereof do not 150% of such Executive's latest annual salary.

•
Attunity may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or to conform to customary market practices.

F.             Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Attunity may exempt its Directors and Executives from the duty of care.

•
Attunity may indemnify the Directors and Executives, to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as provided in an indemnity agreement.

•
Attunity will provide "Directors and Officers Insurance" for its Directors and Executives (the "D&O Insurance") with aggregate coverage not to exceed US$40 million and annual premium not to exceed $250,000 per year.

•
Attunity may also purchase directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided  that the premium therefor shall not exceed four (4) times the annual premium payable at such time. for the D&O Insurance.

G.            Non-Employee Directors Compensation

•
The non-employee Directors may (and, in the case of statutory External Directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•
In addition, Directors may be granted equity based compensation which shall vest over a period of at least three (3) years ~~,~~ and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not to exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each Director. Consistent with the Company's equity incentive plans, the Board may, following approval by the Compensation Committee: (1) extend the period of time for which an award is to remain exercisable; and/or (2) make provisions with respect to the acceleration of the vesting period (i.e., notwithstanding any minimum vesting period) of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

H.            Miscellaneous

This Policy was initially approved by the Company's shareholders on December 26, 2013 (and amended, as approved by the Company’s shareholders on December 30, 2015 and December [27], 2017), and will remain in effect for a period of three years thereafter. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

For the sake of clarity, in accordance with the Companies Law, this Policy shall not apply to compensation agreements and arrangements of Executives and Directors which were approved prior to the date on which this Policy was approved by the shareholders of Attunity.

This Policy is designed solely for the benefit of Attunity and none of the provisions thereof are intended to provide any rights or remedies to any person other than us. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s Directors or Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a Director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.

APPENDIX B

Article 71 of the Company’s Articles of Association
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

71.	(a)
The Board of Directors shall elect a Chairman for the meeting and fix the term of his office. The General Manager shall not serve as Chairman of the Board of Directors, except as otherwise permitted under the Companies Law. ~~and vice versa unless the holders of two thirds of the voting rights in the Company represented in person or by proxy and voting on such resolution at a General Meeting, who are not controlling shareholders of the Company or their representatives and who are present at the vote, adopt a decision to appoint the Chairman of the Board of Directors as the General Manager, for a period not exceeding three years after the date of the adoption of the decision.~~

(b)
In the event that a Chairman was not elected or if the Chairman should fail to be present at a meeting fifteen (15) minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(c)
All questions that arise at meetings of the Board of Directors shall be decided by a majority of votes.  In the event of a tie vote, the Chairman of the Board of Directors shall not cast the deciding vote.

B - 1

APPENDIX C

Amendments to Form of Indemnification Letter
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

ATTUNITY LTD.

To: [ ] _________________	Date: [ ]

Re: Indemnification Agreement

Dear [           ]:

WHEREAS, it is in the best interest of Attunity Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming more reluctant to serve publicly-held companies unless they are provided with adequate protection thorough insurance, indemnification and exculpation in connection with such service; and

WHEREAS, you are a director, officer and/or employee of the Company and/or its subsidiaries, and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification and exculpation to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties (the Company and you) agree as follows:

1.
Indemnification. The Company shall indemnify you, to the maximum extent permitted by applicable law, on a worldwide basis, for the following events (“Indemnifiable Events”)~~:~~, in each case, for an act or omission performed by you in your capacity as a director, officer and/or employee of the Company:

1.1
any financial obligation imposed on you in favor of a third party by a court judgment, including a settlement or an arbitrator’s award approved by court~~, for an act or omission performed by you in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries~~;

1.2
all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such  investigation or proceeding concluded without the filing of an indictment against you and ~~either (A) concluded~~ without the imposition of any financial liability in lieu of criminal proceedings or ~~(B)~~ concluded without the filing of an indictment against you and with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

1.3
all reasonable legal expenses, including attorneys’ fees, expended by or charged to you or adjudicated against you, by a court in a proceeding commenced against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you were acquitted, or in any criminal proceedings with respect to a criminal offence which does not require proof of intent (in which you were convicted~~), all in respect of actions or omissions performed in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries;~~); and

1.4
any payment which ~~he is~~you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the “Securities Law”), if applicable, and expenses ~~that he~~ incurred by you in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees.

Attunity Ltd	אטיוניטי בע"מ
16 Atir Yeda St.	רחוב עתיר ידע 16
Advice House, 5th Floor	בית אדוויס, קומה 5
Kfar Sava 4464321	כפר סבא 4464321
Tel: +972-9-899-300	טל' 899-3000 - 09
Fax: +972-9-899-3001	פקס: 899-3001 – 09
www.attunity.com

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company’s holdings in such company or is made at the Company's request (“Affiliate”).

The Company will indemnify you even if at the relevant time you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

2.	Scope of Indemnity. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of your duty of loyalty, except for a breach while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or the consequences of a breach of the duty of care, except if such breach is solely due to negligence;

2.3              an act with intent to unlawfully realize personal gain; or

2.4              a fine or penalty imposed upon you for an offense.

3.
Advancements. If so requested by you, the Company shall advance an amount (or amounts) to cover your reasonable legal expenses, including attorneys’ fees, with respect to which you are entitled to be indemnified under paragraph 1 above.  These advancements will be made available to you on the date on which such amounts are first payable by you, and with respect to items referred to in paragraphs 1.2 and 1.3 above, even prior to a court decision.

The obligation of the Company to make such advances shall be subject to the condition that, if, when and to the extent that it is determined by a final judgment of a court of competent jurisdiction that you were not entitled to be so indemnified under applicable law, you hereby agree to promptly reimburse the Company for all such amounts theretofore advanced~~, except that advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent~~.  As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
Limitation of Indemnity. The total amount of indemnification that the Company undertakes towards all persons whom it has been resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall ~~not exceed an amount equal to 10 Million US Dollars,~~be the greater of: (i) an amount equal to twenty-five percent (25%) of the shareholders’ equity in the Company, as set forth in the Company’s most recent financial statements before such payment as of the date of actual payment by the Company of the indemnification amount; (ii) fifteen million US Dollars ($15 million), according to the representative rate of exchange, or any other official rate of exchange that may replace it, at the time of indebtedness (or such greater (and only greater) sum as shall, from time to time, be approved by the shareholders of the Company, ~~following approval (where required under~~in accordance with the Israeli Companies Law, 5759-1999~~) by the Audit Committee and Board of~~ (the “Companies Law”)); (iii) an amount equal to fifty percent (50%) of the coverage (including Side A) of the Directors ~~of~~and Officers Insurance held by the Company at the end of each calendar year; and (iv), solely in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering (the greater of (i), (ii), (iii) and, if applicable, (iv), the “Maximum Indemnification Amount”); provided, that if such amount is found insufficient to cover all amounts to which such persons are entitled pursuant to such mentioned agreement by the Company, the Maximum Indemnification Amount shall be allocated to such persons pro rata to the amounts to which they are so entitled. In addition, the indemnification with respect to paragraph 1.1 will be limited insofar as they result from your actions in the matters or events set forth in Exhibit A hereto or in connection therewith. The Audit Committee and Board of Directors approved that such events are foreseeable in light of the actual activities of the Company at the time this Agreement is entered into (or modified) and that the said maximum amount is reasonable under the circumstances.

5.
Subrogation. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. The provisions of paragraph 1 above to the contrary notwithstanding, no payment hereunder shall be made to you in connection with an Indemnifiable Event for which payment is actually paid to you under a valid and collectible insurance policy or under a valid and enforceable indemnity clause or agreement, except in respect of any excess beyond the payment under such insurance, clause or agreement, within the limits set forth in ~~Section~~paragraph 4 above.

~~Notification and Defense of Claim~~
6.	Notice and Defense of Indemnifiable Events. In all indemnifiable circumstances indemnification will be subject to the following:

6.1
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you in connection with any of your actions or omissions as an office holder (as defined in the Companies Law) of the Company or a Subsidiary thereof.

6.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you; provided that you shall be entitled to employ your own attorney at the reasonable expense of the Company if there is a conflict of interest between the Company and you in the conduct of your defense. The Company shall notify you of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement subject to the exceptions listed below. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to ~~Agreement and/or pursuant to law~~this Agreement and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Agreement and/or pursuant to law.

6.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself, and provided, further, that you shall not be required to take any action that would reasonably prejudice your defense in connection with any indemnifiable proceeding.

6.4
Notwithstanding the provisions of paragraphs 6.2 and 6.3 above, (i) if in a proceeding to which you are a party by reason of your status as an office holder of the Company or a Subsidiary thereof and the named parties to any such proceeding include both you and the Company or any Subsidiary of the Company, a conflict of interest or potential conflict of interest (including the availability to the Company and its Subsidiary, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, who shall represent you and other persons similarly situated, of the Company's choice and reasonably acceptable to you and the other persons, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Agreement or in the event that the Company or any other person takes any action to declare this Agreement void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company and at the expense of the Company, to represent you in connection with any such matter.

6.5
~~6.4~~ If, in accordance to paragraph 6.2 (but subject to paragraph 6.4), the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, ~~except to which the Company in its absolute discretion shall agree~~unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, or (iii) the named parties to any such action (including any impleaded parties) include both you and the Company, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company.

6.6
~~6.5~~ The Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

6.7
~~6.6~~ If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company's obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the petition contemplated in the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

6.8
Neither the Company nor any of its directors or officers shall make any statement to the public or to any other person regarding any settlement of claims made pursuant to this Agreement against you that would in any manner cast any negative light, inference or aspersion against you. You shall not make any statement to the public or to any other person regarding any settlement of claims made pursuant to this Agreement against the Company nor any of its directors or officers (in their capacity as such) that would in any manner cast any negative light, inference or aspersion against the Company nor any of its directors or officers (in their capacity as such).

7.
Exculpation. Subject to the provisions of the Companies Law, the Company will exculpate you from liability, or any party of a liability, for damages sustained by a breach of duty of care to the Company.

8.
Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel (irrespective of it choice of law rules and regulations). The competent courts located in the city of Tel-Aviv-Jaffa shall have sole and exclusive jurisdiction with respect to any claim which arises in relation with this Agreement.

Miscellaneous

9.
The Company represents and warrants to you that this Agreement has been duly approved by all requisite corporate action~~, including pursuant to the resolutions adopted by the shareholders of the Company on December 22, 2011~~.

10.	This Agreement cancels and supersedes any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company.

11.
Neither the settlement, termination of any proceeding, nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

12.
10. For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement derogate from the Company’s right (but not obligation) to indemnify you post factum for any amounts which you may be obligated to pay ~~as set forth in paragraph 1 above without the limitations set forth in paragraph 4 above~~.

13.
~~11~~ If any undertaking included in this Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.
This Agreement shall be (i) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, shares and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (ii) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators.

15.
Except with respect to changes in the governing law, which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents thereof.

Very truly yours,

ATTUNITY LTD.

_____________________
By:             Dror Elkayam
Title:          CFO

ACKNOWLEDGMENT OF AGREEMENT:

________________________________
Name: [                ]

Date:     _________________________

EXHIBIT A

1.
The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

2.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community;

3.	~~2.~~ Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including any claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company and/or a Subsidiary in the circumstances required under any applicable laws, rules or instructions, including without limitation reports or notices published or filed in accordance with rules or instructions of any stock exchange;

4.
~~3.~~ Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.
~~4.~~ The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate, including any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws;

6.	Violations of laws requiring the Company and/or a Subsidiary to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction;

7.
~~5.~~ Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares of the Company and/or a Subsidiary;

8.	~~6.~~ Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

9.	~~7.~~ Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

10.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company and/or Subsidiaries and/or Affiliates;

11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company and/or Subsidiaries and/or Affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;

12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any Subsidiary thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

13.
~~8.~~ Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

14.	~~9.~~ Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

15.
Participation and/or non-participation at the Company’s and/or a Subsidiary’s Board of Directors meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s and/or a Subsidiary’s Board of Directors meetings;

16.
Approval or the omission to approve of corporate actions including the approval of the acts of the Company’s and/or a Subsidiary’s management, their guidance and their supervision, and the approval of transactions of the Company and/or a Subsidiary with officers and/or directors and/or holders of controlling interests in the Company and/or in a Subsidiary, and any other transactions referred to in Section 270 of the Companies Law;

17.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's and/or a Subsidiary’s business;

18.
Negotiations, execution, delivery and performance of agreements on behalf of the Company, Subsidiaries and/or Affiliates including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, Subsidiaries and/or Affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

19.
~~10.~~ Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

20.	Anti-competitive acts and acts of commercial wrongdoing;

21.	Actions in regard of invasion of privacy including with respect to maintenance and access to databases, the distribution of commercial advertisements and acts in regard of slander;

22.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any Subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law;

23.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree by the Company, Subsidiaries and/or Affiliates, or any of their respective business operations;

24.
Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company and/or a Subsidiary may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity;

25.	~~11.~~ Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.